March 6, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:                                         Amanda Ravitz

David Burton

Lynn Dicker

Tim Buchmiller

Geoff Kruczek

Re:                             nLIGHT, Inc.

Confidential Draft No. 2 — Registration Statement on Form S-1
Submitted February 16, 2018
CIK No. 0001124796

Ladies and Gentlemen:

On behalf of our client, nLIGHT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 27, 2018 (the “Comment Letter”), relating to the above referenced Confidential Draft No. 2 of the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a third confidential draft of the Company’s Registration Statement (“Confidential Draft No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Confidential Draft No. 3 (against the February 16, 2018 draft Registration Statement).   Furthermore, in response to comment number 2 contained in the Staff’s letter dated January 16, 2018, the Company is supplementally providing the Staff with an alternate example to support its statement that “our lasers are changing not only the way things are made but also the things that can be made.”

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement or Confidential Draft No. 3, as applicable.

Capitalization, page 43

1.                                      Please revise the table to end with a caption labelled as Total debt and total stockholders’ equity instead of Total liabilities and total stockholders’ equity.  Further, present your cash and cash equivalent amounts separately by including double lines under the amounts and do not include them when calculating your total capitalization or Total debt and total stockholders’ equity amounts.

In response to the Staff’s comment, the Company has revised its disclosure on page 43 of Confidential Draft No. 3.

Dilution, page 45

2.                                      Please provide us with your calculation of pro forma net tangible book value and pro forma net tangible book value per share as of December 31, 2017.  In that regard, explain how you determined total tangible assets.

The Company calculated its pro forma net tangible book value by subtracting goodwill and intangible assets, net of approximately $3.2 million, deferred offering costs of approximately $0.7 million and total liabilities of approximately $48.9 million from the Company’s gross assets of approximately $110.1 million.  The Company calculated its pro forma net tangible book value per share by dividing the Company’s pro forma net tangible book value of $57.3 million by the total number of shares of common stock outstanding as of December 31, 2017, assuming the conversion of all outstanding shares of the Company’s convertible preferred stock.   The Company determined its total tangible assets by subtracting goodwill and intangible assets, net and deferred offering costs from its gross assets.

Management’s Discussion and Analysis . . ., page 49

3.                                      Please expand your revisions in response to prior comment 10 to clarify the extent to which your products are “displacing” other laser and non-laser technologies.  Also, if these competing technologies hold a significantly greater share of the markets in which you compete, please revise to clarify your competitive position.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that it has disclosed that at the industry level, high-power semiconductor and fiber lasers continue to displace legacy lasers and non-laser energy solutions on pages 1, 5, 67 and 72 of the Registration Statement.  This statement is based on industry sources, including Strategies Unlimited. Moreover, as disclosed in the Registration Statement, the Company believes that continued displacement of legacy lasers and non-laser technologies in the industrial, microfabrication and aerospace and defense markets will increase the Company’s market opportunity, which in turn will enable the Company to grow its sales of high-power semiconductor and fiber lasers.  However, the Company respectfully submits to the Staff that it is unable to determine the extent to which the displacement of legacy lasers and non-laser technologies in the specified end markets have affected the Company’s results of operations or will affect its future growth, beyond the Company’s belief that an increase in the Company’s market opportunity as a result of legacy laser and non-laser technology displacement in the Company’s targeted end markets will enable the Company to increase its sales volumes as part of its growth strategy.

The Company further submits to the Staff that it is unable to determine whether these competing technologies hold significantly greater market share in specified end markets as the Company is unaware of sufficient market data comparing semiconductor and fiber lasers, other laser and non-laser technologies in the overall industrial, microfabrication, and aerospace and defense markets for the Company to quantify its overall market position relative to those technologies.

Comparison of Years Ended December 31, 2017 and 2016, page 54

4.                                      Please expand your revisions in response to prior comment 11 to quantify the amount of the disclosed changes attributable to volume and new products.  Please also revise to quantify any material offsetting changes in price, given your disclosure on page 50 regarding typical erosion of average selling prices in your industry and as your products mature.

In response to the Staff’s comment, the Company has revised its disclosure on page 54 of Confidential Draft No. 3 to quantify the amount of its revenue growth attributable to increases in sales volumes and the introduction of new products.

However, the Company respectfully submits to the Staff that disclosure quantifying offsetting changes in average selling prices would require an overly complex calculation and could potentially be misleading to investors.  The Company reiterates to the Staff that a distinction between revenues on a product-by-product basis would be artificial and could potentially confuse or mislead investors. Further, as the Company continues to introduce new products at higher power levels or different price points, disclosure quantifying changes in the average selling prices of the Company’s products as a whole may not capture declines in the average selling prices of the Company’s existing products.  Such disclosure would not capture meaningful trends at the product level and may confuse or mislead investors.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.                                      Please amend your filing to include an audit report that is signed by your independent registered public accounting firm as required by Rule 2-02(a) of Regulation S-X.  Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings.

In Response to the Staff’s comment, the Company has revised its disclosure on page F-2 of Confidential Draft No. 3.

Exhibits

6.                                      We note the disclosure on page 106 regarding the agreement with Mr. Bareket.  Please file that agreement as an exhibit.  Please also file as exhibits the agreements related to the “arrangements” referenced on pages 92-93.

The Company acknowledges the Staff’s comment and respectfully submits that it intends to enter into new or confirmatory employment agreements with Mr. Bareket and each of the Company’s named executive officers prior to the closing of the Company’s initial public offering and will file such employment agreements as exhibits to the Registration Statement at that time.

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Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2575 or jskim@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeana S. Kim

Jeana S. Kim

cc:                                Scott H. Keeney, nLIGHT, Inc.

Ran Bareket, nLIGHT, Inc.

Kerry Hill, nLIGHT, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Warren T. Lazarow, O’Melveny & Myers LLP

Eric C. Sibbitt, O’Melveny & Myers LLP

Rod Clark, KPMG LLP